Renaissance Capital Growth & Income Fund III, Inc.
8080 North Central Expressway, Suite 210, LB-59
Dallas, Texas 75206-1857
214-891-8294

January 27, 2009

Via EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C.  20549

Re:	Renaissance Capital Growth & Income Fund III, Inc.

Ladies and Gentlemen:

Renaissance Capital Growth & Income Fund III, Inc. intends to distribute the enclosed Proxy Statement prepared in accordance with Regulation 14A of the Exchange Act of 1934, as amended, to its stockholders on or about February 9, 2009.

Very truly yours,

/s/ Kaye Mitchell

Compliance Officer

Enclosure